Exhibit 99.1

QIWI Announces Results of an Extraordinary General Meeting of Shareholders

NICOSIA, CYPRUS – May 17, 2022 – QIWI plc (NASDAQ and MOEX: QIWI) (“QIWI” or the “Company”), a leading provider of cutting-edge payment and financial services in Russia and the CIS, today announced that resolution proposed at QIWI’s 2022 Extraordinary General Meeting of Shareholders (the “EGM”) held on May 16, 2022, has been approved.

The total number of Class A shares eligible to vote at the EGM was 10,413,522 with a total of 104,135,220 voting rights; the total number of Class B shares was 52,299,453 with a total of 52,299,453 voting rights. Each Class A share carries ten votes and each Class B share carries one vote.

The following is a brief description of the matters voted upon at the EGM of the Company held on May 16, 2022:

•	To approve acquisition by the Company directly or through any of its subsidiary of ordinary shares of the Company represented by the American Depositary Shares (the ADSs) listed at Nasdaq Global Select Market and Moscow Exchange from Moscow Exchange and to authorize the Board to buyback ordinary shares of the Company represented by the ADSs.

The final voting results on the item described above were as follows:

Brief description of the matter put to vote	Votes For	Votes Against	Abstained
To authorize the Board to buyback ordinary shares of the Company represented by the ADSs.	110,748,588	262,636	38,270

About QIWI plc.

For over 20 years we stood at the fore point of fintech innovations to facilitate and secure digitalization of payments. Our mission is to connect our clients providing unique financial and technological solutions to make the impossible accessible and simple.

QIWI is a leading provider of cutting-edge payment and financial services in Russia and the CIS. We offer a wide range of products under several directions: QIWI payment and financial services ecosystem for merchants and B2C clients across digital use-cases, ROWI digital structured financial products for SME, Flocktory services in marketing automation and advertising technologies, and several other startups.

QIWI has an integrated proprietary network that enables payment services across online, mobile and physical channels and provides access to financial services for retail customers and B2B partners. Millions of consumers and partners may receive and transmit cash and electronic payments through our network. The Company’s money remittance payment platform connects businesses and people via thousands of service points across the globe. Our customers and partners can use cash, stored value, prepaid cards and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably, as well as employ QIWI’s open API infrastructure and highly customizable, sophisticated payment solutions to serve their business or personal needs. Our ROWI brand serves businesses with digital factoring, bank guarantees and other financial solutions for SMEs.

For the FY 2021 QIWI had revenue of RUB 41.1 billion and an Adjusted EBITDA of RUB 13.2 billion. QIWI's American depositary shares are traded on the NASDAQ and Moscow Exchange (ticker: QIWI).

For more information, visit investor.qiwi.com.

Contact

Investor Relations

+357.25028091

ir@qiwi.com